Exhibit 12

CONSENT OF EXPERT

February 24, 2011

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Securities Commission of Newfoundland and Labrador
Registrar of Securities, Northwest Territories
Registrar of Securities, Nunavut
Registrar of Securities, Yukon
United States Securities and Exchange Commission

Re:	Annual Information Form dated February 24, 2011 (the “Annual Information Form”) of Minefinders Corporation Inc. (the “Company”).

I refer to the report entitled "NI 43-101 Technical Report on the Minable Reserve for the Dolores Gold-Silver Project, Chihuahua State, Mexico" dated March 25, 2008 (the "Report") as referenced in the Annual Information Form and documents incorporated by reference therein.

This letter is being filed as my consent to the use of my name and the Report in the Annual Information Form and in documents incorporated by reference therein.

I confirm that I have read the Annual Information Form and I have no reason to believe that there are any misrepresentations that are derived from the Report referred to above or that are within my knowledge as a result of the services I performed in connection with such Report.

I consent to the filing of this consent with the United States Securities and Exchange Commission as part of the Company’s Form 40-F dated February 24, 2011, and any amendment thereto, including post-effective amendments and as part of a post-effective amendment to the Company’s Registration Statement on Form F-10 (File No. 333-170839), to incorporate the Company’s Form 40-F dated February 24, 2011.

Yours truly,

Gustavson Associates, LLC

William J. Crowl, R.G.
Vice President, Mining Sector

5757 Central Ave Suite D Boulder, CO 80301 USA +1 (303) 443-2209 FAX +1 (303) 443-3156
Mining Office: 274 Union Boulevard Suite 450 Lakewood, CO 80228 USA +1 (720) 407-4062 FAX +1 (720) 407-4067
http://www.gustavson.com        gustavson@gustavson.com